UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

Yum China Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	81-2421743
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16/F Two Grand Gateway
7100 Corporate Drive	3 Hongqiao Road
Plano, Texas 75024	Shanghai 200030
United States of America	People’s Republic of China

(Address, including zip code, of principal executive offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Share Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1.  Description of Securities To Be Registered.

On October 27, 2016, a duly authorized committee of the Board of Directors (the “Board”) of Yum China Holdings, Inc. (the “Company”), a Delaware corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share and adopted a stockholder rights plan, as set forth in the Rights Agreement, dated as of October 27, 2016 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent.  The dividend is payable on October 27, 2016 to the Company’s sole stockholder of record as of 5:01 P.M., New York City time, on October 27, 2016 (the “Record Date”).

The committee adopted the Rights Agreement to protect stockholders from coercive or otherwise unfair takeover tactics.  In general terms, it works by imposing a significant penalty upon any person or group that acquires 15% (or 19.9% in the case of the Investors, as defined in the Rights Agreement) or more of the outstanding common stock of the Company without the approval of the Board.  The Rights Agreement should not interfere with any merger or other business combination approved by the Board.

Set forth below is a summary description of the Rights Agreement.  This description is only a summary, is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A.  A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights.  The Board authorized the issuance of a Right with respect to each outstanding share of common stock on October 27, 2016.  The Rights will initially trade with, and will be inseparable from, the common stock.  The Rights are evidenced only by certificates (or, in the case of uncertificated shares, by notations in the book entry account system) that represent shares of common stock.  New Rights will accompany any new shares of common stock that the Company issues after the Record Date until the Distribution Date described below or any earlier expiration of the Rights.

Exercisability.  The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% (or 19.9% in the case of the Investors) or more of the Company’s outstanding common stock.  Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

The date when the Rights become exercisable is referred to as the “Distribution Date.”  Until that date, common stock certificates (or, in the case of uncertificated shares, notations in the book entry account system) will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights.  After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock.  Any Rights held by an Acquiring Person are null and void and may not be exercised.

Exercise Price.  Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (“Preferred Share”) for $113.00 (the “Exercise Price”), once the Rights become exercisable.  This fraction of a Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock.

Beneficial Ownership. Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of shares of the Company’s common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company’s common stock are directly or indirectly held by counterparties to the derivatives contracts.  Swaps dealers unassociated with any control intent or intent to evade the purposes of the rights plan are excepted from such imputed beneficial ownership.

Shares held by Affiliates and Associates of a person, and Notional Common Shares held by counterparties to a Derivatives Contract (as such terms are defined in the Rights Agreement) with a person, will be deemed to be beneficially owned by that person.

Consequences of a Person or Group Becoming an Acquiring Person.

•                  Flip In.  If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of the Company’s common stock with a market value of $226.00, based on the market price of the common stock prior to such acquisition.

•                  Exchange.  After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding common stock, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

•                  Flip Over.  If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of the acquiring corporation with a market value of $226.00, based on the market price of the acquiring corporation’s stock, prior to such merger.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•                  will not be redeemable.

•                  will entitle holders to quarterly dividend payments of $0.01 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•                  will entitle holders upon liquidation either to receive $1.00 per share, or an amount equal to the payment made on one share of common stock, whichever is greater.

•                  will have the same voting power as one share of common stock.

•                  if shares of the Company’s common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration.  The Rights will expire on October 27, 2017.

Redemption.  The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person.  If the Board redeems any Rights, it must redeem all of the Rights.  Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right.  The redemption price will be adjusted in the event of any stock split of or stock dividends on our common stock.

Anti-Dilution Provisions.  The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Shares or common stock.  No adjustments to the Exercise Price of less than 1% will be made.

Amendments.  The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights.  However, the Board may not cause a person or group to become an Acquiring Person by lowering the 15% threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.

The Rights Agreement specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference.  The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.

3.1                               Certificate of Designations.

4.1                               Rights Agreement, dated as of October 27, 2016, between Yum China Holdings, Inc. and American Stock Transfer & Trust Company, LLC, which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: October 27, 2016
YUM CHINA HOLDINGS, INC.

	By:	/s/ Shella Ng
		Name:	Shella Ng
		Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
3.1	Certificate of Designations.
4.1

Rights Agreement, dated as of October 27, 2016, between Yum China Holdings, Inc. and American Stock Transfer & Trust Company, LLC, which includes the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.